3/18/2002

02019428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 01 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL INSTITUTIONAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Venture, Suite 300
(No. and Street)

Irvine, (City) California (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott F. Kavanaugh (949) 585-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo, (City) California (State) 92691 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott F. Kavanaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Institutional Partners, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

GUNDY M. CRUZ
Comm. # 1210856
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Feb. 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Financial Institutional Partners, LLC

We have audited the accompanying balance sheets of Financial Institutional Partners, LLC as of December 31, 2001 and 2000, and the related statements of income, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Institutional Partners, LLC as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2002

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Balance Sheets

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 45,613	$ 29,822
Deposits	23,214	22,485
Accounts receivable	-	4,275
Property and equipment, net	21,439	27,439
Prepaid expenses and other assets	8,817	11,070
Goodwill	25,766	27,914
TOTAL CURRENT ASSETS	$ 124,849	$ 123,005
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued compensation and benefits	$ 3,907	$ 3,215
Accounts payable and accrued expenses	3,351	2,667
TOTAL CURRENT LIABILITIES	7,258	5,882
MEMBERS' EQUITY		
Managing Member's Capital	4,929	4,924
Class A Members' Capital	(97,622)	(97,959)
Class B Members' Capital	210,284	210,158
TOTAL MEMBERS' EQUITY	117,591	117,123
TOTAL LIABILITIES & MEMBERS' EQUITY	$124,849	$123,005

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Statements of Income

For The Years Ended December 31, 2001 and 2000

	2001	**2000**
REVENUES		
Mark-up income	$ 229,257	$ 182,529
Interest and dividends	1,263	1,186
TOTAL REVENUES	230,520	183,715
EXPENSES		
Amortization	2,147	2,147
Compensation and benefits	173,395	139,740
Depreciation	6,000	6,000
Office expense	619	-
Other expenses	2,626	2,553
Professional fees	10,965	13,967
TOTAL EXPENSES	195,752	164,407
INCOME BEFORE PROVISION FOR INCOME TAXES	34,768	19,308
PROVISION FOR INCOME TAXES		
Current	800	800
NET INCOME	$ 33,968	$ 18,508

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Statements of Changes in Members' Equity

For the Years ended December 31, 2001 and 2000

	Managing Member's Capital	Class A Members' Capital	Class B Members' Capital	Total
Members' Equity at December 31, 1999	$ 4,878	$(101,205)	$ 209,099	$ 112,772
Net income	186	13,326	4,996	18,508
Distributions	(140)	(10,080)	(3,937)	(14,157)
Members' Equity at December 31, 2000	4,924	(97,959)	210,158	117,123
Net income	340	24,457	9,171	33,968
Distributions	(335)	(24,120)	(9,045)	(33,500)
Members' Equity at December 31, 2001	$4,929	$(97,622)	$210,284	$117,591

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net Income	$ 33,968	$ 18,508
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	6,000	6,000
(Increase) decrease in operating assets:		
Mark-ups receivable	4,275	10,282
Prepaid expenses and other assets	2,253	1,091
Deposits	(729)	(1,489)
Goodwill	2,148	1,619
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits	692	(6,885)
Accounts payable and accrued expenses	684	2,667
Net cash provided by operating activities	49,291	31,793
Cash flows from investing activities:		
Decrease in dividends receivable	-	235
Net cash provided by investing activities	-	235
Cash flows from financing activities:		
Distribution to members	(33,500)	(14,157)
Net cash used in financing activities	(33,500)	(14,157)
Net increase in cash and cash equivalents	15,791	17,871
Cash balance – Beginning of Year	29,822	11,951
Cash balance – End of Year	$ 45,613	$ 29,822

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Statement of Cash Flows, Continued

	2001	2000
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of the financial statements.

Summary of Significant Accounting Policies

Financial Institutional Partners, LLC (the Company) is registered as a broker-dealer in securities under the Securities and Exchange act of 1934 and is a member of the National Association of Securities Dealers (NASD). Its primary income comes from mark-ups on securities sold to and bought from financial institutions. The Company also provides investment and asset liability management advice to its customers in conjunction with its broker-dealer activities.

The Company is a limited liability company organized in California on February 3, 1997. As a limited liability company, the Company has a life limited to, at the latest, December 31, 2027. Under its articles of organization, the Company has established three classes of members, Class A, Class B and Managing Members. The Managing Member is FIP, Inc., an S Corporation, which is responsible for managing the operations of the Company and shares in the net earnings (1%) of the Company after a priority distribution is made to the Class B members. Class B members provided the initial capital for the Company and are due back their initial capital investment at a time to be determined by the Managing Member. Class B members are due a priority distribution calculated prior to net earnings available for members. This priority distribution consists of earnings, interest and dividends, earned by the remaining balance of their initial investment. Class B members also share in net earnings after the priority distribution in a percentage established by the operating agreement. Class A members are not involved in the management of the company, but share in net earnings after the priority distribution to Class B members. As a limited liability company, all except the Managing Member have liability limited to their investment in the Company.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

The Company currently conducts 100% of its business on the west coast of the United States.

Securities Transactions

Securities transactions and related mark-up income and expenses are recorded on a trade-date basis.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value. Securities held are valued at quoted market prices.

Income Taxes

Under current Federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses are included in the tax returns of the members. However, a minimum state franchise tax and annual fee are imposed on the Company based on total income from all sources reportable to California. The state tax expense related to the Company's fiscal year ended December 31, 2001 and 2000 is $800, respectively.

Use of Estimates

Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended December 31, 2001 and 2000.

Depreciation and Amortization

Property and equipment is stated at cost, net of accumulated depreciation calculated using the straight-line method over the estimated useful lives of the respective assets.

Cash Equivalents

The Company considers all short-term money market instruments, with maturities of three months or less at the date acquired, to be cash equivalents.

Securities

Securities consist of a money market fund made up of fixed maturity debt obligations. All securities are held as available for sale and are marked to market.

Property and Equipment

Property and equipment by major class of component at December 31, 2001 and 2000 is as follows:

	2001	2000
Furniture and fixtures	$ 15,064	$ 15,064
Machinery and equipment	33,999	33,999
	49,063	49,063
Less accumulated depreciation	(27,624)	(21,624)
	$ 21,439	$ 27,439

Commitments

The Company's main office is located in Irvine, California and the facility is shared with affiliates of the Company. For the years ended December 31, 2001 and 2000, there was no allocation agreement for any rental or administrative expenses. Had an allocation of these expenses been made, the results of operations would be different.

Financial Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Net Capital Requirement

The Company, as a broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions, as defined.

At December 31, 2001, the Company had net capital, as defined of $61,569 which was $56,569 in excess of required net capital.

Goodwill

On January 1, 1999, a Class A member's capital was redeemed for cash. The amount in excess of the members capital balance, $32,208, has been recorded as goodwill and is being amortized over fifteen years. Management is assessing the adoption of FASB 142, *Goodwill and Other Intangible Assets*, which is due to be applied in the year 2002.

FINANCIAL INSTITUTIONAL PARTNERS, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2001

The computation of net capital under Rule 15c3-1 as of December 31, 2001 computed by the Company on Form X-17A-5, Part IIA, filed with the National Association of Securities Dealers does not differ materially from the following computation, which is based on audited financial statements.

	2001
Net members' equity qualified for net capital	$ 117,591
Deduct and/or charges:	
Property and equipment, net	(21,439)
Nonqualifying assets	(8,817)
Goodwill – net	(25,766)
Net capital	61,569
Minimum net capital required	5,000
Excess net capital	56,569
Total aggregate indebtedness included in statement of financial condition	7,258
Ratio of aggregate indebtedness to net capital	.13 to 1

RECONCILIATION

The following is a reconciliation as of December 31, 2001, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

Net Capital – Company's computation	$ 61,569
Reconciling items:	
Net audit adjustments	-
Net capital	$ 61,569

The accompanying notes are an integral part of the financial statements.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report of Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Financial Institutional Partners, LLC
Irvine, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Financial Institutional Partners, LLC (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2002